September 27, 2019

Jonathan R. Boldt
Chief Financial Officer
Inovalon Holdings, Inc.
4321 Collington Road
Bowie, Maryland 20716

       Re: Inovalon Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Form 8-K filed July 31, 2019
           File No. 001-36841

Dear Mr. Boldt:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K Filed February 20, 2019

Quarterly Financial Information, page 42

1. Revise future filings of your Form 10-K quarterly financial information under Item 302(a)
      of Regulation S-K to present "gross profit" that includes the effect of an allocation of depreciation and amortization expense related to cost of revenues. Similar revision should be made to the "gross margin" presentation in your earnings releases under Item
      2.02 of Form 8-K. Alternatively, you may remove the gross profit/margin presentations in your quarterly Item 302(a) presentations and earnings releases following the guidance in
      SAB Topic 6.G.1.a. However, such revision should include a presentation of cost of revenues.
 Jonathan R. Boldt
FirstName LastNameJonathan R. Boldt
Inovalon Holdings, Inc.
Comapany 27, 2019
September NameInovalon Holdings, Inc.
Page 2
September 27, 2019 Page 2
FirstName LastName
Notes to Consolidated Financial Statements
Note 11. Commitments and Contingencies
Legal Proceedings, page F-30

2. You disclose that your management does not presently expect any litigation matters to have a material adverse impact on the condensed consolidated financial statements.
         Please revise future filings to clarify what you mean by reference to "condensed"
         consolidated financial statements regarding adverse effects from litigation matters.
         Similar revision is applicable to the Item 3 disclosures on page 30. Form 8-K filed July 31, 2019

Trailing Twelve Month (TTM) Second Quarter 2019 Highlights, page 1

3.       You disclose non-GAAP measures of TTM Q2 Non-GAAP Net Income and TTM
Q2
         Adjusted EBITDA. In future earnings releases, please ensure that your non-GAAP measures are preceded by the most directly comparable GAAP measures and provide the reconciliation of these non-GAAP measures to the most directly comparable GAAP measures. We refer you to Item 10(e)(i)(A) and Item 10(e)(i)(B) of Regulation S-K as
         well as Regulation G.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
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cc:      Keith Dunleavy